

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Tuanfang Liu
Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502

**Re: Ispire Technology Inc.**
**Registration Statement on Form S-1**
**Filed January 31, 2023**
**File No. 333-269470**

Dear Tuanfang Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 31, 2023

Cover Page

1. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Risk Factors, page 12

3.    We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act or Exchange Act.  Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision.  Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Capitalization, page 34

4.    We note your disclosures of the Capitalization and Dilution sections on pages 34 and 35. Please update the disclosures to reflect the information as of December 31, 2022 or the most recent balance sheet date included in the filing in those sections and elsewhere, as needed, for example, in the Use of Proceeds section.

Certain Relationships and Related Party Transactions, page 73

5.    We note your disclosure that you plan to make certain payments to Mr. Liu and Eigate before the date of this prospectus.  Please revise to indicate the date those payments were made.

Description of Capital Stock
Forum Selection, page 77

6.    Please revise your disclosure for consistency with Section 7.06 of your by-laws, which provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint for which such courts have exclusive jurisdiction, including, but not limited to, any complaint asserting a cause of action arising under the Exchange Act of 1934.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Richard I. Anslow, Esq.